Exhibit 4

AMENDMENT NO. 1 TO
RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 (the “Amendment”) is entered into as of August 2, 2004, by and between The Manitowoc Company, Inc., a Wisconsin corporation (the “Company”), and Equiserve Trust Company, N.A. as successor to First Chicago Trust Company of New York, a New York chartered trust company (the “Rights Agent”), for the purpose of amending the Rights Agreement (the “Rights Agreement”), dated as of August 5, 1996, by and between the same parties.

RECITALS

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to amend the Rights Agreement to eliminate the so-called “dead hand” provisions which in essence reserve the power to rescind rights issued under the Rights Agreement to the members of the Board of Directors who were in office when the Rights Agreement was approved on behalf of the Company by the Board or successors to the Board nominated by those Directors or such successors;

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree that the Rights Agreement is amended as follows:

Section 1.  Certain Definitions.  Section 1(h) of the Rights Agreement is deleted but reserved as a placeholder as follows to preserve the numeric system employed in the Rights Agreement to designate its various provisions:

“(h)         [Intentionally omitted.]”

Section 23.  Redemption.  Section 23(a) of the Rights Agreement is amended in its entirety to read as follows:

“Section 23.   Redemption.

(a)           The Board may, at its option, at any time prior to the earlier of (i) the Close of Business on the tenth Business Day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the Close of Business on the tenth Business Day following the Record Date), or (ii) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of One Cent ($0.01) per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the “Redemption Price”) and the Company may, at its option, pay the Redemption Price in shares of Common Stock (based on the Current Market Price of such Common Stock at the time of redemption).  If, following the occurrence of a Stock Acquisition Date and following the expiration of the Company’s right of redemption set forth in the preceding sentence but prior to any Triggering Event, (i) each Person who was an Acquiring Person shall have transferred or otherwise disposed of a number of shares of Common Stock in one or more transactions, not directly or indirectly involving the Company, which did not result in the occurrence of a Triggering Event such that each such Person is thereafter a Beneficial Owner of 10% or less of the outstanding shares of Common Stock, and (ii) there are no other Persons who are Acquiring Persons and who became Acquiring Persons prior to the time of the Board’s redemption authorization, then the Company’s right of redemption set forth in the preceding sentence shall be reinstated.  Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of a Section 11(a)(ii) Event until such time as the Company’s right of redemption set forth in the first sentence of this Section 23(a) has expired.”

Section 29.  Determinations and Actions by the Board of Directors.  Section 29 of the Rights Agreement is replaced in its entirety with the following:

“Section 29.  Determinations and Actions by the Board of Directors.  For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, and any determination of the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the provisions of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act as in effect on the date hereof.  The Board shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement).  All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject the Board to any liability to the holders of the Rights.”

Section 26.  Notices.  Section 26 of the Rights Agreement is amended to change the address of the Company to which notices should be directed by the Rights Agent or by the holder of any Rights Certificate as follows:

The Manitowoc Company, Inc.
Attention:  General Counsel
2400 South 44th Street
Manitowoc, Wisconsin  54220

Form of Rights Certificate.  The Form of Rights Certificate attached as Exhibit A to the Rights Agreement is amended by revising the sixth paragraph of said Form of Certificate, which begins “Subject to the provisions of the Rights Agreement . . .”, to eliminate therefrom the sentence that reads “under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as such term is defined in the Rights Agreement).”

Summary of Rights to Purchase Common Stock.  The Summary of Rights to Purchase Common Stock attached as Exhibit B to the Rights Agreement is amended in the following respects:

The eleventh paragraph of such Summary of Rights to Purchase Common Stock, which begins “at any time until the close of business on the tenth business day following the Stock Acquisition Date . . .”, is amended to delete from the first sentence thereof the parenthetical which reads “(and, under certain circumstances, with the concurrence of a majority of the Continuing Directors (as defined below))”; and

To delete from said Summary of Rights to Purchase Common Stock the entire twelfth paragraph which begins “The term “Continuing Directors” means any member of the Board of Directors of the Company . . .”

Implementation and Publication of Amendment.  The parties agree to cooperate in taking all reasonable steps deemed necessary or appropriate by them to publicize this Amendment, including without limitation the Company’s filing of this Amendment as an Exhibit to reports that it files with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and, should they deem it appropriate, by the mailing of a notice of the adoption of this Amendment to holders of Rights.

Effect of Amendment on Rights Agreement.  This Amendment amends only those provisions of the Rights Agreement specifically referenced herein and then only as explicitly provided herein.  The Rights Agreement, as amended by this Amendment, shall remain and continue in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed by its duly authorized officer as of the day and year written above.

THE MANITOWOC COMPANY, INC.

By: /s/	Maurice D. Jones
Maurice D. Jones
Senior Vice President, General Counsel and Secretary

Equiserve Trust Company, N.A.

By:	/s/ Thomas S. Tighe

Name:	Thomas S. Tighe
(Please type or print)

Title:	Managing Director